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SEC Mail Processing Section
MAR 0 1 2018
Washington DC
415

SEC

18005028

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|---|---|
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-32795 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2017 (MM/DD/YY) AND ENDING December 31, 2017 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kercheville & Company

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15750 IH-10 West
(No. and Street)

| (City) | (State) | 78249 (Zip Code) |
|---|---|---|

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joe Kercheville 210-694-5000
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weaver & Tidwell, LLP
(Name – *if individual, state last, first, middle name*)

| 24 Greenway Plaza, Suite 1800 | Houston | Texas | 77046 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

DB

# OATH OR AFFIRMATION

I, Joe Kercheville, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kercheville & Company, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Owner

Title

Notary Public

KIM WOLFF
My Commission Expires
April 1, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# CONTENTS

weaver
Assurance • Tax • Advisory

## Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of
Kercheville & Company

### Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Kercheville & Company (the Company) as of December 31, 2017 and 2016, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended, and the related notes to the financial statements (collectively referred to as the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kercheville & Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

### Supplemental Information

The Schedule of Computation of Net Capital, Aggregate Indebtedness and Ratio of Aggregate Indebtedness to Net Capital under Rule 15c3-1 (the supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

### Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

The Board of Directors and Shareholder of
Kercheville & Company

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

We have served as the Company's auditor since 2010.

Houston, Texas
February 27, 2018

## KERCHEVILLE & COMPANY
## STATEMENTS OF FINANCIAL CONDITION
## DECEMBER 31, 2017 AND 2016

| | 2017 | 2016 |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ 553,520 | $ 1,214,417 |
| Securities owned, at fair value | 1,105,649 | 802,965 |
| Receivables | | |
| Brokers, dealers, and clearing agent | 1,681 | 17,674 |
| Related party | 7,023 | 7,058 |
| Prepaid expenses | 16,336 | 10,619 |
| Equipment and furniture, net | 10,547 | 12,272 |
| Deposits with clearing agent | 196,407 | 196,407 |
| **Total assets** | $ 1,891,163 | $ 2,261,412 |
| **LIABILITIES** | | |
| Accounts payable and accrued liabilities | $ 354,965 | $ 185,103 |
| **Total liabilities** | 354,965 | 185,103 |
| **COMMITMENTS AND CONTINGENCIES** | | |
| **STOCKHOLDER'S EQUITY** | | |
| Common stock; $.50 par value, 600,000 shares authorized, 352,636 shares issued and outstanding in 2017 and 2016 | 176,318 | 176,318 |
| Additional paid in capital | 470,563 | 470,563 |
| Retained earnings | 889,317 | 1,429,428 |
| **Total stockholder's equity** | 1,536,198 | 2,076,309 |
| **TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY** | $ 1,891,163 | $ 2,261,412 |

The Notes to Financial Statements are an integral part of these statements.

## KERCHEVILLE & COMPANY
## STATEMENTS OF OPERATIONS
## YEARS ENDED DECEMBER 31, 2017 AND 2016

| | 2017 | 2016 |
|---|---|---|
| **REVENUES** | | |
| Commissions | $ 1,240,830 | $ 1,738,052 |
| Interest and dividends | 36,490 | 36,686 |
| Realized and unrealized gains on securities, net | 163,502 | 54,877 |
| Other income | 18,046 | 16,209 |
| **Total revenues** | 1,458,868 | 1,845,824 |
| **OPERATING EXPENSES** | | |
| Employee compensation and benefits, including commissions | 1,014,123 | 1,286,897 |
| Transaction charges | 90,223 | 116,756 |
| General, administrative, and other expenses | 163,814 | 193,204 |
| Interest expense | 1,645 | 4,747 |
| Communications | 33,138 | 33,107 |
| Depreciation | 4,847 | 6,623 |
| Property and other taxes | 29,529 | 29,013 |
| Occupancy | 161,660 | 162,699 |
| **Total operating expenses** | 1,498,979 | 1,833,046 |
| **NET INCOME (LOSS)** | $ (40,111) | $ 12,778 |

The Notes to Financial Statements are an integral part of these statements.

KERCHEVILLE & COMPANY
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2017 AND 2016

| | Common Stock | Additional Paid in Capital | Retained Earnings | Total |
|---|---|---|---|---|
| **BALANCE, December 31, 2015** | $ 176,318 | $ 470,563 | $ 1,416,650 | $ 2,063,531 |
| Net income | - | - | 12,778 | 12,778 |
| **BALANCE, December 31, 2016** | 176,318 | 470,563 | 1,429,428 | 2,076,309 |
| Distributions | - | - | (500,000) | (500,000) |
| Net loss | - | - | (40,111) | (40,111) |
| **BALANCE, December 31, 2017** | $ 176,318 | $ 470,563 | $ 889,317 | $ 1,536,198 |

The Notes to Financial Statements are
an integral part of these statements.

**KERCHEVILLE & COMPANY**
**STATEMENTS OF CASH FLOWS**
**YEARS ENDED DECEMBER 31, 2017 AND 2016**

| | 2017 | 2016 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net income (loss) | $ (40,111) | $ 12,778 |
| Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities | | |
| Depreciation | 4,847 | 6,623 |
| Changes in operating assets and liabilities | | |
| Securities owned | (302,684) | 281,981 |
| Receivables | | |
| Brokers, dealers, and clearing agent | 15,993 | 4,340 |
| Related party | 35 | 1 |
| Prepaid expenses | (5,717) | (2,145) |
| Accounts payable and accrued liabilities | 169,862 | (2,267) |
| Securities sold short | - | (49,050) |
| **Net cash provided by (used in) operating activities** | (157,775) | 252,261 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Purchase of equipment and furniture | (3,122) | (7,707) |
| **Net cash used in investing activities** | (3,122) | (7,707) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Distributions | (500,000) | - |
| **Net cash used in financing activities** | (500,000) | - |
| **Net change in cash** | (660,897) | 244,554 |
| **CASH AND CASH EQUIVALENTS, beginning of year** | 1,214,417 | 969,863 |
| **CASH AND CASH EQUIVALENTS, end of year** | $ 553,520 | $ 1,214,417 |
| **CASH PAID DURING THE YEAR FOR** | | |
| State taxes | $ 3,676 | $ 4,039 |

The Notes to Financial Statements are an integral part of these statements.

## KERCHEVILLE & COMPANY
## NOTES TO FINANCIAL STATEMENTS

### NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

#### Organization

Kercheville & Company (the Company) was incorporated in Texas in October 1984, in compliance with the broker dealer registration requirements imposed by Rule 3b-9 of the Securities Exchange Act of 1934.

#### Nature of Business

The Company conducts business as a registered securities broker dealer and operates under a clearing agreement with Pershing LLC (Pershing), a member of BNY Securities Group and a subsidiary of Bank of New York. Under this clearing agreement, Pershing clears transactions for the Company's customers, who are located primarily in Texas, and carries the accounts of the customers on a fully-disclosed basis as customers of Pershing. The Company does not hold cash or securities in connection with these transactions.

### NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies that are in conformity with accounting principles generally accepted in the United States of America and which are applied consistently by the Company in the preparation of its financial statements. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

#### Securities Transactions

Securities transactions and related revenue and expense are recorded on a trade date basis. Dividends are recognized on the ex-dividend date and interest income is recognized on the accrual basis.

#### Commissions

Commissions and related transaction charges are recorded on a trade-date basis as securities transactions occur.

## NOTE 2. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

### Securities Valuation

Investments are generally valued as follows:

1. Securities listed on a securities exchange – at the last sales price on the date of determination on the largest securities exchange in which such securities have been traded on such date.

2. Securities traded in the over-the-counter market – at the closing "bid" price if held long and at the closing "asked" price if held short unless included in the NASDAQ National Market System, in which case they shall be valued based upon their last sale price on the date of determination.

3. Securities for which no market prices are available – at such value as the Company may reasonably determine in its sole discretion. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed.

### Statement of Cash Flows

Cash and cash equivalents consist of noninterest-bearing demand accounts with financial institutions with original maturities of three months or less.

### Equipment and Furniture

Equipment and furniture are carried at cost less accumulated depreciation. Equipment and furniture is depreciated on a straight-line basis over estimated useful lives, which range from 3-5 years.

## NOTE 2. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

### Income Taxes

The Company has elected to be taxed as an S-Corporation and will be treated as a flow-through entity for income tax purposes, similar to a partnership. As a result, the net taxable income of the Company and any related tax credits, for federal income tax purposes, are deemed to pass to the shareholder of the Company and are included in their personal tax returns even though such net taxable income or tax credits may not have actually been distributed. Accordingly, no tax provision has been made in the financial statements of the Company since the income tax is a personal obligation of the individual shareholder of the Company.

The Company recognizes and measures any unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes*. ASC 740 provides guidance on derecognition, measurement and classification of amounts relating to uncertain tax positions, accounting for and disclosure of interest and penalties, and disclosures. As of December 31, 2017, the Company believes there are no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

The Company recognizes interest and penalties on state income taxes in the statements of operations. For the years ended December 31, 2017 and 2016, the Company recognized no interest and penalties on state income taxes.

The Company has recorded a provision for estimated Texas margin tax totaling $1,652 and $4,608 for the years ended December 31, 2017 and 2016, respectively. The Company paid $3,676 and $4,039 for 2016 and 2015 Texas margin taxes during the years ended December 31, 2017, and 2016, respectively.

## NOTE 3. FAIR VALUE MEASUREMENTS

The Company adopted FASB ASC 820, *Fair Value Measurement* (FASB ASC 820), as of January 1, 2008. FASB ASC 820 establishes a framework for using fair value to measure assets and liabilities and defines fair value as the price that would be received to sell an asset or paid to transfer a liability as opposed to the price that would be paid to acquire the asset or received to assume the liability. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. A fair value measure should reflect the assumptions that market participants would use in pricing the asset or liability, including the assumptions about the risk inherent in a particular valuation technique, the effect of a restriction on the sale or use of an asset, and the value based on inputs the Company uses to derive fair value measurements. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted market prices (unadjusted) for identical assets or liabilities traded in active markets.

Level 2 inputs are quoted market prices for similar instruments traded in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 inputs are significant unobservable inputs for the asset or liability and rely on management's own estimates for assumptions that market participants would use in pricing the asset or liability that include option pricing models, discounted cash flow models and similar techniques, but may also include the use of market prices of assets or liabilities that are not directly comparable to the subject asset or liability.

## NOTE 3. FAIR VALUE MEASUREMENTS – CONTINUED

The following table presents the classification of the securities by level at December 31, 2017:

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Securities owned, at fair value | | | | |
| Common stocks | | | | |
| Technology | $ 65,571 | $ - | $ - | $ 65,571 |
| Transportation | 523,600 | - | - | 523,600 |
| Materials | 405,450 | - | - | 405,450 |
| Financial | 59,040 | | | 59,040 |
| Consumer discretionary | 51,988 | - | - | 51,988 |
| | $ 1,105,649 | $ - | $ - | $ 1,105,649 |

The Company recognizes transfers between fair value levels as of the beginning of the period in which the transfer occurs. There were no significant transfers between Levels 1, 2 or 3 during the years ended December 31, 2017 and 2016.

Realized and unrealized gains and losses are included in revenues in the accompanying statements of operations.

## NOTE 3. FAIR VALUE MEASUREMENTS – CONTINUED

The following table presents the classification of the securities by level at December 31, 2016:

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Securities owned, at fair value | | | | |
| Common stocks | | | | |
| Technology | $ 42,530 | $ - | $ - | $ 42,530 |
| Materials | 50,810 | | | 50,810 |
| Transportation | 398,720 | - | - | 398,720 |
| Mutual Fund | | | | |
| Fixed Income | 310,905 | - | - | 310,905 |
| | $ 802,965 | $ - | $ - | $ 802,965 |

## NOTE 4. EQUIPMENT AND FURNITURE, NET

Equipment and furniture consists of the following at December 31:

| | 2017 | 2016 |
|---|---|---|
| Equipment and furniture | $ 560,803 | $ 557,681 |
| | 560,803 | 557,681 |
| Accumulated depreciation | (550,256) | (545,409) |
| Equipment and furniture, net | $ 10,547 | $ 12,272 |

Depreciation expense for the years ended December 31, 2017 and 2016 totaled $4,847 and $6,623, respectively.

## NOTE 5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company's net capital ratio was 0.28 to 1, and its net capital of $1,271,821 was in excess of its required net capital of $250,000, resulting in excess net capital of $1,021,821.

## NOTE 6. SECURITIES OWNED AND SECURITIES SOLD SHORT

Securities owned consist of marketable securities carried at fair value. Securities sold short also consist of marketable securities, which are carried at fair value. When the Company sells a security short, it must borrow the security sold short and deliver it to the clearing organization through which it made the short sale. A gain, limited to the price at which the Company sold the security short, or a loss, unlimited in size, will be recognized upon the termination of a short sale. Resulting unrealized gains and losses from securities owned and securities sold short are included in revenues in the accompanying statements of operations. **There were no short sales during the years ended December 31, 2017 and 2016.**

## NOTE 7. RELATED PARTY TRANSACTIONS

The Company sold its land and building to a related party **owned by the Company's sole** stockholder during 2012. Subsequent to the sale, the Company entered in a 10-year lease agreement with the related party for the use of the land and building. Rent expense totaled $126,000 during the years ended December 31, 2017 and 2016 and is included in occupancy expense in the accompanying statements of operations. Kercheville & Company has entered into an expense sharing agreement with Kercheville Advisors, a company related through common ownership. Kercheville Advisors will pay 30% of the monthly lease and general operating expenses. Kercheville Advisors incurred $85,025 in expenses during 2017 and owed Kercheville & Company $7,023 as of December 31, 2017. Kercheville Advisors incurred $84,652 in expenses during 2016 and owed Kercheville & Company $7,058 as of December 31, 2016.

## NOTE 8. CLEARING ORGANIZATION

As described in Note 1, the Company has an agreement with a clearing organization whereby the clearing organization performs clearing functions for all securities transactions with brokers and dealers (clearing agreement). Under the clearing agreement, the Company is required to maintain a $100,000 balance. At December 31, 2017 and 2016, the cash balance was $196,407. Amounts receivable from the clearing organization at December 31, 2017 and 2016 consisted of receivables for unsettled trades, commissions receivable and deposits for purchases on margin totaling $1,681 and $17,674, respectively.

## NOTE 9. COMMITMENTS AND CONTINGENCIES

### Operating Leases

Effective January 1, 2013, the Company began leasing office space and equipment from a related party under a long-term operating lease that expires on December 31, 2023.

### Operating Leases - Continued

Future minimum rental payments consisted of the following at December 31, 2017:

| | | |
|---|---|---|
| 2018 | $ | 180,000 |
| 2019 | | 180,000 |
| 2020 | | 180,000 |
| 2021 | | 180,000 |
| 2022 | | 180,000 |
| Thereafter | | 180,000 |
| | $ | 1,080,000 |

### Litigation

The Company is subject to various claims arising in the normal course of business. Management believes any such claims will not have a material adverse impact on the Company's financial position or results of operations.

### Market Risks and Credit Risks

In the normal course of business, the activities of the Company and the clearing organization involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to credit and market risks in the event the customer or counterparty is unable to fulfill its contractual obligations. Such risks may be increased by volatile trading markets.

The clearing organization, through which accounts are introduced, and the Company seek to control the risks associated with their customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company is contingently liable for any customer account deficits with the clearing broker which are not otherwise satisfied.

The clearing broker and the Company monitor required margin levels daily, and pursuant to such guidelines, require customers to deposit additional collateral or to reduce positions where necessary.

As part of its normal brokerage activities, the Company sells securities not yet purchased (short sales) for its own account. The establishment of short positions exposes the Company to market risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.

The Company maintains its cash accounts primarily with one financial institution. At times, the amounts on deposit may be in excess of the FDIC insured limits.

## NOTE 10. PROFIT SHARING PLAN

The Company participates in a profit sharing plan under Internal Revenue Code Section 401(k) for the benefit of its employees. Under the plan, employees may make contributions up to prescribed limits. The plan provides for Company discretionary matching contributions and profit sharing contributions. Participants vest ratably over five years in the Company's discretionary matching and profit sharing contribution. The Company made contributions to the participants' accounts of $50,688 and $72,983 during 2017 and 2016, respectively.

## NOTE 11. EXEMPTION FROM RULE 15c3-3

The Company is exempt from reserve requirements and the related computations for the determination thereof under paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, as the Company clears all customer transactions on a fully disclosed basis with a clearing broker-dealer and promptly transmits all customer funds and securities to such clearing broker-dealer.

During the year ended December 31, 2017, in the opinion of management, the Company has maintained compliance with the conditions for the exemption specified in paragraph (k)(2)(ii) of Rule 15c3-3.

## NOTE 12. SUBORDINATED LIABILITIES

The Company had no subordinated liabilities during the years ended December 31, 2017 and 2016. Therefore, a statement of changes in liabilities subordinated to claims of general creditors has not been presented.

## NOTE 13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 27, 2018, the date the financial statements were available to be issued and has determined that no transactions occurred which warrant disclosure.

# SUPPLEMENTAL INFORMATION

**KERCHEVILLE & COMPANY**
**SCHEDULE OF COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER RULE 15c3-1**
**DECEMBER 31, 2017**

-15-

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: KERCHEVILLE & COMPANY as of DECEMBER 31, 2017

COMPUTATION OF NET CAPITAL

| | | | | | |
|---|---|---|---|---|---|
| 1. Total ownership equity from Statement of Financial Condition (1) | | | $ | 1,536,198 | 3480 |
| 2. Deduct ownership equity not allowable for Net Capital | | | ( | | 3490 |
| 3. Total ownership equity qualified for Net Capital | | | | 1,536,198 | 3500 |
| 4. Add: | | | | | |
| A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | | | - | 3520 |
| B. Other (deductions) or allowable credits (List) | | | | - | 3525 |
| 5. Total capital and allowable subordinated liabilities | | | | 1,536,198 | 3530 |
| 6. Deductions and/or charges: | | | | | |
| A. Total nonallowable assets from Statement of Financial Condition (Note) | 34,006 | 3540 | | | |
| B. Secured demand note deficiency | - | 3590 | | | |
| C. Commodity futures contracts and spot commodities- Proprietary capital charges | - | 3600 | | | |
| D. Other deductions and/or charges | - | 3610 | | 34,006 | 3620 |
| 7. Other additions and/or allowable credits (List) | | | | - | 3630 |
| 8. Net capital before haircuts on securities positions | | | | 1,502,192 | 3640 |
| 9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f): | | | | | |
| A. Contractual securities commitments | - | 3660 | | | |
| B. Subordinated securities borrowings | - | 3670 | | | |
| C. Trading and investment securities: | | | | | |
| 1. Exempted securities | - | 3735 | | | |
| 2. Debt securities | - | 3733 | | | |
| 3. Options | - | 3730 | | | |
| 4. Other securities | 165,847 | 3734 | | | |
| D. Undue Concentration | 64,524 | 3650 | | | |
| E. Other (List) | - | 3736 | | 230,371 | 3740 |
| 10. Net Capital (2) | | | $ | 1,271,821 | 3750 |

(1) See reconciliation of these amounts to the 2017 fourth quarter FOCUS filed on January 17, 2018 on page 20.

## KERCHEVILLE AND COMPANY
## SCHEDULE OF COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER RULE 15c3-1
## DECEMBER 31, 2017
## (CONTINUED)

-12-

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: KERCHEVILLE & COMPANY as of DECEMBER 31, 2017

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

| | | | | | |
|---|---|---|---|---|---|
| 11. Minimum net capital required (6-2/3% of line 19) | | | $ | 23,664 | 3756 |
| 12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | | | $ | 250,000 | 3758 |
| 13. Net capital requirement (greater of line 11 or 12) | | | $ | 250,000 | 3760 |
| 14. Excess net capital (line 10 less 13) | | | $ | 1,021,821 | 3770 |
| 15. Excess net capital at 1000% (line 10 less 10% of line 19 or 120% of line 12) | | | $ | 97,821 | 3780 |

COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | | | | |
|---|---|---|---|---|---|
| 16. Total A.I. Liabilities from Statement of Financial Condition | | | $ | 354,965 | 3790 |
| 17. Add: | | | | | |
| A. Drafts for immediate credit | $ - | 3800 | | | |
| B. Market value of securities borrowed for which no equivalent value is paid or credited | $ - | 3810 | | | |
| C. Other unrecorded amounts (List) | $ - | 3820 | $ | - | 3830 |
| 19. Total aggregate indebtedness | | (3) | $ | 354,965 | 3840 |
| 20. Percentage of aggregate indebtedness to net capital (line 19 by line 10) | | | | 27.91% | 3850 |
| 21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d) | | | | 0% | 3860 |

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT - N/A

Part B

| | | | |
|---|---|---|---|
| 22. 2% of combined aggregate debt items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits | $ | N/A | 3870 |
| 23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | $ | N/A | 3880 |
| 24. Net capital requirement (greater of line 22 or 23) | $ | N/A | 3760 |
| 25. Excess net capital (line 10 less 24) | $ | N/A | 3910 |
| 26. Net capital in excess of: 5% of combined aggregate debit items or $120,000 | $ | N/A | 3920 |

(1) See reconciliation of these amounts to the 2017 fourth quarter FOCUS filed on January 17, 2018 on page 20.

## KERCHEVILLE AND COMPANY
## SCHEDULE OF COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER RULE 15c3-1
## DECEMBER 31, 2017
## (CONTINUED)

SUMMARY OF DIFFERENCES BETWEEN FOCUS FILING AND AUDITED FINANCIAL STATEMENTS

(1) AMOUNT DOES NOT AGREE WITH AMOUNT OF EQUITY PER FOCUS REPORT DUE TO THE FOLLOWING:

| | | |
|---|---|---|
| EQUITY FROM FOCUS REPORT | $ | 1,536,879 |
| AUDIT ADJUSTMENTS: | | |
| OPERATING EXPENSES | | (681) |
| TOTAL AUDIT ADJUSTMENTS | | (681) |
| OWNERSHIP EQUITY FROM AUDITED STATEMENT | $ | 1,536,198 |

(2) NET CAPITAL RECONCILIATION

| | | |
|---|---|---|
| NET CAPITAL - PER FOCUS REPORT | $ | 1,272,153 |
| AUDIT ADJUSTMENTS: | | |
| SECURITIES HAIRCUTS | | 369 |
| UNDUE CONCENTRATION | | (20) |
| INCOME STATEMENT ADJUSTMENTS | | (681) |
| TOTAL AUDIT ADJUSTMENTS | | (332) |
| AUDITED NET CAPITAL | $ | 1,271,821 |

(3) COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | |
|---|---|---|
| AGGREGATE INDEBTEDNESS - PER FOCUS REPORT | $ | 354,195 |
| ADJUSTMENTS | | 770 |
| AUDITED AGGREGATE INDEBTEDNESS | $ | 354,965 |

**KERCHEVILLE & COMPANY**
**SCHEDULE OF COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER RULE 15c3-1**
**DECEMBER 31, 2017**
**(CONTINUED)**

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: KERCHEVILLE & COMPANY as of DECEMBER 31, 2017

Exceptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identity below the section upon which such exemption is based (check one only)

| | | | | |
|---|---|---|---|---|
| A. (k) | (1)---Limited business (mutual funds and/r variable annuities only) | | | 4550 |
| B. (k) | (2)(i)---"Special Account for the Exclusive Benefit of customers" maintained | | | 4560 |
| C. (k) | (2)(ii)---All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm Pershing, LLC | 4335 | X | 4570 |
| D. (k) | (3)---Exempted by order of the Commission | | | 4580 |

**Note:** In the opinion of the management of Kercheville & Company, conditions of the Company's exemption from Rule 15c3-3 were complied with for the year ended December 31, 2017.

weaver
Assurance • Tax • Advisory

**Report of Independent Registered Public Accounting Firm**

To the Board of Directors of
Kercheville & Company

We have reviewed management's statements, included in the accompanying Kercheville & Company's Exemption Report, in which (1) Kercheville & Company (the Company) identified the following provision of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the exemption provision) and (2) the Company stated that the Company met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Houston, Texas
February 27, 2018

AN INDEPENDENT MEMBER OF BAKER TILLY INTERNATIONAL
**WEAVER AND TIDWELL, L.L.P.**
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS
24 GREENWAY PLAZA, SUITE 1800, HOUSTON, TX 77046
**P:** 713.850.8787 **F:** 713.850.1673

Kercheville & Company's
Exemption Report

Kercheville & Company (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)(2)(ii)*

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Kercheville & Company

I, _Joe Kercheville_, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

**By:**

Title: President
**01/29/2018**

weaver
Assurance • Tax • Advisory

**Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures**

To the Board of Directors
Kercheville & Company

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, which were agreed to by Kercheville & Company (the Company) and the SIPC solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2017. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective check copies noting no differences.

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2017 noting an $81 difference.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2017. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Houston, Texas
February 27, 2018

SECURITIES INVESTOR PROTECTION CORPORATION

**SIPC-7** (33-REV 7/10)

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

**SIPC-7** (33-REV 7/10)

**General Assessment Reconciliation**

For the Fiscal year ended December 31, 2017

(Read carefully the instruction in you working copy before completing this form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Kercheville & Company Inc
15750 IH-10 West At Loop 1604
San Antonio, TX 78249

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Kim Wolff (210) 694 - 5000

| | | |
|---|---|---|
| 2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] | $ | 1,372 |
| B. Less payment made with SIPC-6 filed (exclude interest) 7/31/2017 Date Paid | | (845) |
| C. Less prior overpayment applied | $ | - |
| D. Assessment balance due or (overpayment) | $ | 527 |
| E. Interest computed on late payment (see instruction E) for days at 20% per annum | $ | - |
| F. Total assessment balance and interest due (or overpayment carried forward) | $ | 527 |

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 527

H. Overpayment carried forward $ -

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Kercheville & Company
(Name of Corporation, Partner ship of other organization)

Vice President/ FINOP
(Authorized Signature) (Title)

Dated the ___2__ day of ___February____, 2018__ .

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

## DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

| Item No. | | Amounts for the fiscal period beginning January 1, 2017 and ending Dec 31, 2017 **Eliminate cents** |
|---|---|---|
| 2a, Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | | $ 1,458,787 |
| 2b, Additions: | | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above, | | $ - |
| (2) Net loss from principal transactions in securities in trading accounts, | | $ - |
| (3) Net loss from principal transactions in commodities in trading accounts. | | $ - |
| (4) Interest and dividend expense deducted in determining item 2a, | | $ - |
| (5) Net loss from management of or participation in the underwriting or distribution of securities, | | $ - |
| (6) Expenses other than advertising, printing, registration lees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities, | | $ - |
| (7) Net loss from securities in investment accounts, | | $ - |
| Total additions | | $ - |
| 2c. Deductions: | | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products, | | $ 286,235 |
| (2) Revenues from commodity transactions, | | $ - |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions, | | $ 87,192 |
| (4) Reimbursements for postage in connection with proxy solicitation, | | $ - |
| (5) Net gain from securities in investment accounts, | | $ 163,413 |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and | | $ - |
| (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date, | | $ - |
| (7) Direct expenses of printing advertising and legal lees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act), | | $ - |
| (8) Other revenue not related either directly or indirectly to the securities business, (See Instruction C): | | $ - |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income, $, _ | $ 1,645 | |
| (ii) 40% of interest earned l}l1 customers securities accounts (40% of FOCUS line 5, Code 3960), $, ------- | $ 7,439 | |
| Enter the greater 01 line (i) or (ii) | | $ 7,439 |
| Total deductions | | $ 544,279 |
| 2d, SIPC Net Operating Revenues | | $ 914,508 |
| 2e, General Assessment @ .0015 | | $ 1,372 |
| | | (to page 1 but not less than $150 minimum) |

# KERCHEVILLE & COMPANY

## FINANCIAL REPORT

## DECEMBER 31, 2017